UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 29, 2017

Commission File Number 001-35428

PRIMA BIOMED LTD

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Level 12, 95 Pitt Street

Sydney, 2000 New South Wales, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PRIMA BIOMED LTD ON FORM F-3 (NO. 333-211702) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2017

PRIMA BIOMED LTD

By:	/s/ Marc Voigt
Name: Marc Voigt
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Placement Agency Agreement, dated June 29, 2017, by and between Prima BioMed Ltd and Maxim Group LLC

99.2	Form of Securities Purchase Agreement, dated June 29, 2017, by and between Prima BioMed Ltd and the Purchasers Signatory Thereto

99.3	Form of American Depositary Shares Purchase Warrant